April 4, 2019

David Moatazedi
President and Chief Executive Officer
Evolus, Inc.
520 Newport Center Drive, Suite 1200
Newport Beach, CA 92660

       Re: Evolus, Inc.
           Registration Statement on Form S-3
           Filed March 22, 2019
           File No. 333-230466

Dear Mr. Moatazedi:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed on March 22, 2019

Description of Capital Stock
Anti-Takeover Effects of Provisions of our Certificate of Incorporation, Bylaws and Delaware
Law
Exclusive Jurisdiction, page 12

1. We note your disclosure that your certificate of incorporation provides that the Court of
       Chancery of the State of Delaware shall be the sole and exclusive forum for, among others, "any derivative action." We also refer to Article VIII, Section C of your amended and restated certificate of incorporation, which defines "Internal corporate claim" in a manner that limits the scope of the forum selection provision. Accordingly, please revise your prospectus disclosure to clarify the scope of this provision, or explain to us how the prospectus disclosure is consistent with the Charter. Additionally, on page 4 please
 David Moatazedi
Evolus, Inc.
April 4, 2019
Page 2
      present a separately captioned risk factor related to the exclusive forum provision and include a discussion explaining that this provision could limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for such disputes. In this regard, we note that the risk factor incorporated by reference from pages 57-58 of your Form 10-
      K broadly focuses on anti-takeover provisions and that the forum discussion on page 58 does not explain how the provision could limit a shareholder's ability to sue.
General

2. With reference to the shares held by ALPHAEON Corporation, we note that ALPHAEON owns 56% of your outstanding common stock and is identified in your most recent Form
      10-K filing as both your "parent" company and your controlling stockholder. Given this relationship, you are not permitted to rely on Securities Act Rule 415(a)(1)(i) to register the shares because the rule excludes securities offered by "a person of which the registrant is a subsidiary." Accordingly, please amend your registration statement to remove references to a secondary offering and identify ALPHAEON as an underwriter. For additional guidance, refer to Securities Act Rules Compliance and Disclosure
      Interpretations, Question 212.15.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Christine Westbrook at 202-551-5019 or Joe McCann at 202-551-6262
with any questions.



                                                            Sincerely,
FirstName LastNameDavid Moatazedi
                                                            Division of
Corporation Finance
Comapany NameEvolus, Inc.
                                                            Office of
Healthcare & Insurance
April 4, 2019 Page 2
cc:       Michael A. Hedge, Esq.
FirstName LastName